EXHIBIT 99.1

Evaxion announces Executive Management Changes to strengthen the AI-strategy

COPENHAGEN, Denmark, Aug. 29, 2023 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-powered immunotherapies, today announced:

Evaxion has hired a new Chief Executive Officer (“CEO”) to accelerate the strategic development and execution of the vast business opportunities at hand after having matured the Company’s AI platforms over the past 15 years.

“We are truly proud to announce that Christian Kanstrup has accepted the role as CEO of Evaxion. We believe that Christian’s qualifications and experiences are quite unique within leadership, strategy development and execution and this makes him the perfect candidate to further develop and execute on our AI-based target discovery models ensuring the right pipeline, the right partners but also the right use of all our assets, data and knowledge.

Christian brings 25 years of life science experience and comes with a very strong track record in leading strategy development as well as business development and with a broad understanding of capital markets and investor relations in listed and unlisted companies. Christian has held several senior leadership positions at Novo Nordisk, including Head of Biopharma Operations. We are more than confident that Christian Kanstrup is the right person to harvest on Evaxion’s broad AI developments that created the link to Progression Free Survival (PFS) of our patients. This will benefit shareholders, employees, and, most importantly, patients,” said Marianne Soegaard, Chairman of the Board.

Christian Kanstrup says: “I have the firm belief that the combination of technology and biology holds the potential to create the next frontier of therapeutic innovation. This holds a great promise for the many people suffering from serious diseases which cannot be treated adequately today.

It is clear to me that Evaxion Biotech is a pioneer and leader in the emerging TechBio field and has developed a world-leading AI platform offering unique opportunities as also evidenced by recent clinical data. I am very proud to be joining a very talented group of people at Evaxion and I am looking forward to supporting the team in unlocking the full potential of the impressive Evaxion AI platform.”

“I wish to thank Per Norlén for his contribution to bringing Evaxion further in the ongoing transformation. Per Norlén is leaving the company after initiating implementation of the strategic turnaround and setting up the validating procedures for the target AI-discovery approach. To continue the transformation and harvest on the many business opportunities the strategic turnaround has created we are all aligned that new skills must be brought in to benefit Evaxion,” says Marianne Soegaard, Chairman of the Board.

About Evaxion
Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. Evaxion’s proprietary and scalable AI technologies decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of product candidates, including three personalized cancer immunotherapies. It is located in Hørsholm, Denmark and is listed on the Nasdaq New York stock exchange. For more information, please visit: www.evaxion-biotech.com.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Evaxion Biotech A/S
Marianne Soegaard, Chairman of the Board
Niels Møller, Founder

For further inquiries, please contact: Sabine Mølleskov, VP, Investor Relations: smp@evaxion-biotech.com